Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	JOHN F. SAVARESE	51 WEST 52ND STREET		DEBORAH L. PAUL	ADAM J. SHAPIRO
HERBERT M. WACHTELL	SCOTT K. CHARLES	NEW YORK, N.Y. 10019-6150		DAVID C. KARP	NELSON O. FITTS
BERNARD W. NUSSBAUM	DAVID S. NEILL	TELEPHONE: (212) 403 -1000		RICHARD K. KIM	JEREMY L. GOLDSTEIN
LAWRENCE B. PEDOWITZ	JODI J. SCHWARTZ	FACSIMILE: (212) 403 -2000		JOSHUA R. CAMMAKER	JOSHUA M. HOLMES
PAUL VIZCARRONDO, JR.	ADAM O. EMMERICH			MARK GORDON	DAVID E. SHAPIRO
PETER C. HEIN	GEORGE T. CONWAY III			JOSEPH D. LARSON	DAMIAN G. DIDDEN
HAROLD S. NOVIKOFF	RALPH M. LEVENE	GEORGE A. KATZ (1965-1989)		LAWRENCE S. MAKOW	ANTE VUCIC
MEYER G. KOPLOW	RICHARD G. MASON	JAMES H. FOGELSON (1967-1991)		JEANNEMARIE O’BRIEN	IAN BOCZKO
THEODORE N. MIRVIS	MICHAEL J. SEGAL			WAYNE M. CARLIN	MATTHEW M. GUEST
EDWARD D. HERLIHY	DAVID M. SILK			STEPHEN R. DiPRIMA	DAVID E. KAHAN
DANIEL A. NEFF	ROBIN PANOVKA	OF COUNSEL		NICHOLAS G. DEMMO	DAVID K. LAM
ERIC M. ROTH	DAVID A. KATZ			IGOR KIRMAN	BENJAMIN M. ROTH
ANDREW R. BROWNSTEIN	ILENE KNABLE GOTTS	WILLIAM T. ALLEN	ROBERT M. MORGENTHAU	JONATHAN M. MOSES	JOSHUA A. FELTMAN
MICHAEL H. BYOWITZ	DAVID M. MURPHY	PETER C. CANELLOS	ERIC S. ROBINSON	T. EIKO STANGE	ELAINE P. GOLIN
PAUL K. ROWE	JEFFREY M. WINTNER	DAVID M. EINHORN	PATRICIA A. ROBINSON*	DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
MARC WOLINSKY	TREVOR S. NORWITZ	KENNETH B. FORREST	LEONARD M. ROSEN	JOHN F. LYNCH	KARESSA L. CAIN
DAVID GRUENSTEIN	BEN M. GERMANA	THEODORE GEWERTZ	MICHAEL W. SCHWARTZ	WILLIAM SAVITT	RONALD C.CHEN
STEPHEN G. GELLMAN	ANDREW J. NUSSBAUM	MAURA R. GROSSMAN	ELLIOTT V. STEIN	ERIC M. ROSOF	GORDON S. MOODIE
STEVEN A. ROSENBLUM	RACHELLE SILVERBERG	RICHARD D. KATCHER	WARREN R. STERN	MARTIN J.E. ARMS	DONGJU SONG
STEPHANIE J. SELIGMAN	STEVEN A. COHEN	THEODORE A. LEVINE	PATRICIA A. VLAHAKIS	GREGORY E. OSTLING	BRADLEY R. WILSON
		DOUGLAS K. MAYER	J. BRYAN WHITWORTH	DAVID B. ANDERS
		ROBERT B. MAZUR	AMY R. WOLF
PHILIP MINDLIN

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON**	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

** ADMITTED IN THE STATE OF ILLINOIS

August 30, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Duc Dang
Special Counsel
United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          Gaming and Leisure Properties, Inc.
Amendment No. 1 to
Registration Statement on Form S-11
Filed June 28, 2013
File No. 333-188608

Dear Mr. Dang:

On behalf of our client Gaming and Leisure Properties, Inc. (the “Company” or “GLPI”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated July 16, 2013, with respect to Amendment No. 1 to the Company’s registration statement on Form S-11 (Registration No. 333-188608) filed with the Commission on June 28, 2013 (the “Registration Statement”).

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from the version filed on June 28, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.  All references to page numbers in these responses are to the pages in the marked version of Amendment No. 2.

Transfer of Assets and Assumption of Liabilities, page 43

1.             We note your response to comment 6.  Please revise to quantify the cash that is being transferred to Penn.

Response:  The disclosure on page 42 of Amendment No. 2 has been revised in response to the Staff’s comment.

The Master Lease, page 46

2.             We note your response to comment 7.  If the useful lives of your properties are predetermined, please revise to identify any properties that would not be eligible for inclusion in the final five-year renewal term and whether such properties would be subject to new separate leases.  Also, clarify if you are able to extend the useful life of your properties via renovation and/or redevelopment.

Response:  The disclosure on page 45 of Amendment No. 2 has been revised in response to the Staff’s comment.

3.             We note your response to comment 8 that there is no assurance that the terms will be as favorable as terms from unrelated third party negotiations.  Please revise to discuss the considerations that went into determining the terms.  Did management conduct an analysis of the market, value the properties, and determine a market rental rate for the properties?  Alternatively, did the rate result from a determination of the level of cash flows that would be needed to sustain both entities upon separation?

Response:  The disclosure on page 45 of Amendment No. 2 has been revised in response to the Staff’s comment.

4.             We note your response to comment 9 that the revenue to rent ratio for 2013 would have exceed 1.8:1. Please revise to clarify how that would impact the fixed rate component of your base rent.

Response:  The disclosure on page 46 of Amendment No. 2 has been revised in response to the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Data, page 74

5.             Please clarify for us how your current financial forecast meets the presentation requirements of paragraph 8.06 of the AICPA Guide for Prospective Financial Information.  Specifically, explain to us how management determined that the financial forecast has been presented in the format of the historical financial statements that would be issued for the periods covered.  Additionally, tell us how you have complied with the disclosure requirements of paragraph 8.06k of the AICPA Guide for Prospective Financial Information.

Response:  The Staff is advised that an introductory paragraph has been incorporated on page 79 of Amendment No. 2 and additional details regarding the assumptions underlying the Company’s financial forecast have been incorporated into Note 2 on pages 82 - 85 of Amendment No. 2.  The Company has not presented a historical income statement alongside its forecasted income statement because the Company believes that such a comparison would not be meaningful, and might be confusing, to investors given that the Spin-Off has not yet occurred.  Although the Company has not had any historical SEC filings, it believes the forecasted income statement has been prepared in a format that will be utilized for GLPI’s future Form 10-K and Form 10-Q filings.

6.             We note your response to prior comment 16. Your disclosure indicates the unaudited pro forma consolidated balance sheet of GLPI has been presented as of December 31, 2012.  In your amended filing, please revise this disclosure to refer the appropriate date presented.

Response:  The disclosure on page 76 of Amendment No. 2 has been revised in response to the Staff’s comment.

Unaudited Forecasted Consolidated Income Statement, page 76

7.             We note your response to prior comment 17.  We remain unclear how you determined it would be appropriate to present a financial forecast that gives retroactive effect to the spin-off transaction.  Please clarify for us management’s rationale for presenting a forecast for the twelve months ended December 31, 2013, given that the transaction will not occur until late in the year.  In your response, explain to us why the current presentation is preferable to a forecast covering a period of at least twelve months from the later of the latest historical balance sheet in the filing, or the date of the event.

Response:  The Company advises the Staff that its forecasted financial statements have been revised to reflect the twelve-month period subsequent to the Company’s current best estimate of when the Spin-Off will occur.

Unaudited Pro Forma Consolidated Balance Sheet, page 76

8.             We note your response to our prior comment 19.  It is still unclear to us how the operations of the TRSs represent the historical operations of GLPI and are not reflected instead in a separate column as a contribution of the TRS properties from Penn.  Please provide further clarification.  To the extent you have concluded that the TRSs are the predecessor entity, we are unclear how you are able to conclude that the $2.057 billion payment made by GLPI to Penn does not exceed the $1.995 billion in casino assets spun-off by Penn.

Response:  The Company advises the Staff that it has revised its Unaudited Pro Forma Consolidated Balance Sheet to present three columns prior to the pro forma adjustment column that the Company believes will illustrate the transaction more clearly.  The first column represents Gaming and Leisure Properties, Inc. which was a newly created entity formed on February 13, 2013, the next column reflects Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. as entities to be acquired by GLPI rather than the historical operations of GLPI and a final column representing the real estate assets to be acquired by GLPI.

The Company would like to further clarify that the payments made by GLPI to Penn in the amount of approximately $2.06 billion will be made as part of an internal reorganization that will occur immediately prior to the Spin-Off, and that the proceeds received by Penn from GLPI will be utilized to repay Penn’s existing indebtedness.

The Company advises the Staff that the net equity of both Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., in addition to the real estate assets to be acquired by Gaming and Leisure Properties, Inc. exceed the cash to be contributed to Penn.  The assets and liabilities of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. and the real estate assets to be acquired by GLPI will be recorded at their respective historical carrying values at the time of the internal re-organization.

9.             We further note in your response to our prior comment 19 that the company intends to account for the transaction as a spin-off in accordance with ASC Topic 505-60.  Given that cash payments will be made to Penn for the acquired property and equipment and the net assets of the TRSs spun-off to GLPI from Penn, explain to us how management concluded the transaction should be accounted for as a non-monetary transfer rather than a sale.

Response:  The Company advises the Staff that, as part of the internal reorganization of Penn described above in the response to comment eight, Penn will form GLPI and GLPI will acquire certain real estate assets of the various casinos Penn operates as well as the stock of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.  GLPI will issue (actually or constructively) to Penn shares of GLPI common stock at the time these assets and shares are acquired.  The Company will also obtain external financing and distribute the proceeds of such financing to Penn directly or indirectly.  Subsequent to this internal reorganization, Penn will distribute all of the outstanding shares of GLPI common stock to its shareholders in a tax-free distribution. The Company will account for the transaction involving its shareholders as a spin-off in accordance with ASC Topic 505-60.  The Staff is advised that the Company has clarified its pro forma adjustment in Note 3(I) to describe the cash payment made to Penn to as part of the internal reorganization which will occur immediately before the Spin-Off.

10.          We note your response to our prior comment 20 and the related changes to your disclosure.  We are still unclear where you have disclosed the company’s reasonable basis and assumptions related to each income statement line item in your Unaudited Forecasted Consolidated Income Statement.  Please explain to us how you have considered the guidance in paragraphs 8.22 through 8.31 of the AICPA Guide for Prospective Financial Information in preparing your disclosures.

Response:  The Company advises the Staff that it has incorporated an introductory paragraph and revised its disclosures in Note 2 related to each income statement line item on pages 82 - 85 of Amendment No. 2 to incorporate the guidance in paragraphs 8.22 through 8.31 of the AICPA Guide for Prospective Financial Information.

Note 3. Pro Forma Adjustments, page 83 Footnotes H & J, page 83

11.          We note your response to comment 21.  We will continue to monitor the company’s disclosure regarding the finalization of the company’s anticipated debt arrangements.

Response:  The Staff’s comment is acknowledged.

Draft Tax Opinion

12.          Counsel must either opine on the tax consequences of the transaction in the opinion letter or make reference to its opinion in the “U.S. Federal Income Tax Considerations” section of the registration statement.  Please revise accordingly.

Response:  In response to the Staff’s comment, a revised draft tax opinion has been enclosed for review by the Staff.

* * *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1362 or Daniel A. Neff at (212) 403-1218.

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Scott W. Golenbock
Scott W. Golenbock

Enclosures

cc:              William J. Clifford, Chief Financial Officer (Gaming and Leisure Properties, Inc.)